November 3, 2010

Via Overnight Courier and EDGAR

Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Solar EnerTech Corp.
Comment Letter on Registration Statement on Form S-1
Filed August 25, 2010
File No. 333-169045

Dear Mr. Mancuso:

On behalf of Solar EnerTech Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated September 21, 2010, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on August 25, 2010.  For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.

We are enclosing a copy of Amendment No. 1 to the Registration Statement that is marked to show the changes from the Registration Statement filed on August 25, 2010.

Fee Table

1.	Please add the units you are offering as securities to be registered in the fee table.

Response:  In response to the Staff’s comment, the Company has amended the Registration Statement to include the units we are offering to be registered in the fee table.

2.
Tell us how your calculation of the registration fee is consistent with Compliance and Disclosure Interpretation response 240.05 of Securities Act Rules, available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response: In response to the Staff’s comment, the Company has amended the Registration Statement to revise its calculation of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933 on the basis of the maximum aggregate offering price of all of the securities to be registered.

Prospectus Cover Page

3.
Please note that information regarding the number of securities to be offered is not information that may be omitted pursuant to Securities Act Rule 430A.  See Regulation S-K Item 501(b)(2).  Please revise to include all non-Rule 430A information here and throughout your document.

Response: In response to the Staff’s comment, the Company has amended the Registration Statement to include the number of securities to be offered.  The Company will file a subsequent amendment to include all non-Rule 430A information throughout the document.

4.	Tell us whether you plan to circulate a preliminary prospectus.

Response:  The Company does not plan to circulate a preliminary prospectus.

5.
We note that you have omitted from the prospectus the price at which you will offer units, and that there may be one or more closings of the offering as indicated on page 70.  Please confirm that you will revise to include the fixed offering price of the units and exercise price of the warrants, and that you are not conducting an at-the-market offering pursuant to rule 415(a)(4).

Response: The Company confirms that it is not conducting an at-the-market offering pursuant to Rule 415(a)(4).  The Company will file a revised prospectus including the fixed offering price of the units and exercise price of the warrants pursuant to Rule 424 under the Securities Act of 1933.  The Company plans to conduct only one closing.

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The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

*           *           *

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at (86) 21-5899-7001 or Eric Wang of DLA Piper LLP (US), our outside corporate counsel, at (650) 833-2106.  Thank you very much for your assistance.

Very truly yours,

/s/ Steve Ye
Steve Ye
Chief Financial Officer
Solar EnerTech Corp.

cc:	Eric Wang, DLA Piper LLP (US)
Tzung-bor Wei, DLA Piper LLP (US)